American Residential Properties, Inc.

7047 East Greenway Parkway, Suite 350

Scottsdale, Arizona 85254

May 6, 2013

VIA EDGAR

Attn: Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Residential Properties, Inc.
Registration Statement on Form S-11 (File No. 333-187450)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, American Residential Properties, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 3:30 p.m., Eastern Time, on May 8, 2013, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of securities being registered have joined in this request for acceleration.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company kindly requests notification of effectiveness by a telephone call to Daniel M. LeBey at (804) 788-7366 or Mark W. Wickersham at (804) 788-7281 and that effectiveness also be confirmed in writing.

[Signature on following page.]

Very truly yours, AMERICAN RESIDENTIAL PROPERTIES, INC.

By:	/s/ Andrew G. Kent
Name:	Andrew G. Kent
Title:	Senior Vice President, Investments, General Counsel, Chief Compliance Officer and Secretary

[Signature Page to Acceleration Request]